October 8, 2019

Richard A. Barasch
Chief Executive Officer
DFB Healthcare Acquisitions Corp.
780 Third Avenue
New York, NY 10017

       Re: DFB Healthcare Acquisitions Corp.
           Amendment No. 1 to
           Preliminary Proxy Statement on Schedule 14A
           Filed September 24, 2019
           File No. 001-38399

Dear Mr. Barasch:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 13, 2019 letter.

Amendment No. 1 to Preliminary Proxy Statement filed September 24, 2019

Unaudited Pro Forma Condensed Combined Financial Information of DFB
Note 3 - Reclassifications and Adjustments to Historical Information of AdaptHealth
(a) Pro forma financial statement of operations of AdaptHealth, page 86

1. We note your response to comment 8 and see that you have eliminated the pro forma adjustment to interest expense on the basis that the 2019 Recapitalization was not directly attributable to the merger transaction. However we note that you continue to include pro forma adjustments related to the recapitalization at note 4(i). In order to better understand how the 2019 Recapitalization is related to the merger transaction, please explain the underlying reasons for including and excluding pro forma adjustments to interest expense in both the AdaptHealth pro forma financial statements at pages 86 and 87 and the
 Richard A. Barasch
DFB Healthcare Acquisitions Corp.
October 8, 2019
Page 2
      combined pro forma condensed statements of operations at pages 80 and 81. Your response should clearly explain the relationship between the 2019 Recapitalization and the merger with DFB or how it was directly attributable to the acquisitions of PPS, Verus,
      HMEI and Gould.
Comparative Share Information, page 95

2. We note your response to comment 12, however we do not see where you have provided equivalent pro forma per share information. Please advise or revise your comparative share information to present equivalent pro forma per share information in accordance with the Instruction to Paragraph (b)(10) of Item 14 of Schedule 14A. Certain United States Federal Income Tax Considerations, page 130

3. We note your added disclosure that shareholders who do not exercise their redemption rights will not recognize any gain or loss for U.S. federal income tax purposes in connection with the Business Combination. Please disclose the basis for this statement and identify the counsel providing a tax opinion. For guidance, see
Section III.A.2
      of Staff Legal Bulletin No. 19 (CF).
Annex J- Form of Second Amended and Restated Certificate of Incorporation, page J-8

4. We note your response to comment 15; however, your form of second amended and restated certificate of incorporation was not revised. Please revise.
       You may contact Steve Lo at 202-551-2294 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRichard A. Barasch
                                                          Division of
Corporation Finance
Comapany NameDFB Healthcare Acquisitions Corp.
                                                          Office of Real Estate
& Construction
October 8, 2019 Page 2
cc:       Jason Simon
FirstName LastName